EXHIBIT 99.90

Government	Articles of Arrangement
Business Corporations Act
Section 193

This infonnation is collected in accordance with the Business Corporations Act. lt is required to update an Alberta corporation’s articles for the purpose of issuing a certificate of amendment. Collection is authorized under s. 33(a) of the Freedom of Information and Protection of Privacy Act. Questions about the collection can be directed to Service Alberta Contact Centre staff at cr@gov.ab.ca or 780-427-7013 (toll - free 310-0000 within Alberta).

1.	Name of Corporation	2. Corporate Access Number

META Growth Corp.	2019041884

3.	ln accordance with the order approving the arrangement, the articles of the corporation are amended as follows:

In accordance with the order of the Court of Queen’s Bench of Alberta dated October 28, 2020, a copy of which is attached hereto as Schedule “A”, approving an arrangement pursuant to Section 193(1)(f) of the Business Corporations Act (Alberta), the plan of arrangement, a copy of which is attached hereto as Schedule “B”, involving META Growth Corp., High Tide Inc. and the shareholders ofMETA Growth Corp. shall be effected upon the filing hereof.

4.	Authorized Representative/Authorized Signing Authority for the Corporation

Goliger, Mark	Director
Last Name. First Name, Middle Name (optional)	Relationship to Corporation

Telephone Number (optional)	Email Address (optional)

2020-11-18	(siged) “Mark Goliger”
Date of submission (yyyy-mm-dd)	Signature

SCHEDULE “A”

TO THE ARTICLES OF ARRANGEMENT

OF

META GROWTH CORP.

Order of the Court of Queen’s Bench of Alberta dated October 28, 2020

COURT FILE NUMBER	2001-10745

COURT	COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

MATTER	IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF a proposed plan of arrangement involving META Growth Corp., High Tide Inc., and the shareholders of META Growth Corp.

APPLICANT	META GROWTH CORP.

DOCUMENT	FINAL ORDER

ADDRESS FOR SERVICE AND CONTACT	BORDEN LADNER GERVAIS LLP

INFORMATION OF PARTY FILING THIS DOCUMENT	Centennial Place, East Tower 1900, 520 – 3rd Avenue S.W. Calgary, Alberta T2P 0R3 Telephone: (403) 232-9500 Fax Number: (403) 266-1395

Attention: David T. Madsen, Q.C Email: dmadsen@blg.com

File Number: 442617-000065

DATE ON WHICH ORDER WAS PRONOUNCED	October 28, 2020

NAME OF JUSTICE WHO MADE THIS ORDER	Justice K. Horner

LOCATION OF HEARING	Calgary, Alberta

UPON the originating application (the “Originating Application”) of META Growth Corp. (“META”) for approval of a proposed plan of arrangement (the “Arrangement”) involving META, High Tide Inc. (“High Tide”), and the holders of common shares of META (the “META Shareholders”) pursuant to Section 193 of the Business Corporations Act, R.S.A. 2000, as amended (the “ABCA”);

AND UPON reading the Originating Application, the interim order of this Court granted September 22, 2020 (the “Interim Order”), and the affidavits of Michael Cosic sworn September 18, and October 27, 2020, and the exhibits referred to therein;

I hereby certify this to be a true copy of the original order Dated this 29 day of Oct, 2020 for Clerk of the Court.

AND UPON being advised that service of notice of this application has been effected in accordance with the Interim Order or as otherwise accepted by the Court;

AND UPON hearing from counsel for META;

AND UPON being advised by counsel to META that no notices of intention to appear have been served upon META in respect of this application;

AND UPON the Court being satisfied that a special meeting (the “Meeting”) of the META Shareholders was called and conducted in accordance with the terms of the Interim Order;

AND UPON the Court being satisfied that META has sought and obtained the approval of the Arrangement by the META Shareholders in the manner and by the requisite majority required by the Interim Order;

AND UPON it appearing that it is impracticable to effect the transactions contemplated by the Arrangement under any other provision of the ABCA;

AND UPON the Court being satisfied that the statutory requirements to approve the Arrangement have been fulfilled and that the Arrangement has been put forward in good faith;

AND UPON the Court being satisfied that the terms and conditions of the Arrangement and the procedures relating thereto, are fair and reasonable, substantively and procedurally, to the META Shareholders and other affected persons and that the Arrangement ought to be approved;

AND UPON the Court being informed that the approval of the Arrangement by this Court will constitute the basis for an exemption from the registration requirements in the United States Securities Act of 1933, pursuant to Section 3(a)(10) thereof, with respect to the issuance of common shares of High Tide issuable to META Shareholders pursuant to the Arrangement.

IT IS HEREBY ORDERED THAT:

1.	The Arrangement proposed by META, on the terms set forth in the plan of arrangement attached as Schedule “A” to this order (“Order”), is hereby approved by the Court under Section 193 of the ABCA.

2.	The terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable, substantively and procedurally, to the META Shareholders and all other affected persons.

3.	The articles of arrangement in respect of the Arrangement (the “Articles of Arrangement”) shall be filed pursuant to Section 193 of the ABCA on such date as META determines in accordance with the terms of the Arrangement.

4.	This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by the United States Securities Act of 1933, as amended, regarding the distribution of securities of High Tide pursuant to the Arrangement.

5.	Service of notice of the Originating Application, the notice in respect of the Meeting and the Interim Order is hereby deemed good and sufficient service. Service of this Order shall be made on all persons who appeared on this application, either by counsel or in person, but is otherwise dispensed with.

6.	META may, on notice to such parties as the Court may order, seek leave at any time prior to the filing of the Articles of Arrangement to vary this Order or seek advice and directions as to the implementation of this Order.

(signed) “The Honourable Madam Justice K. Horner”
Justice of the Court of Queen’s Bench of Alberta

SCHEDULE “A”

PLAN OF ARRANGEMENT

“A”-1

PLAN OF ARRANGEMENT UNDER SECTION 193 OF THE BUSINESS CORPORATIONS ACT

(ALBERTA)

ARTICLE I INTERPRETATION

Section 1.01 Definitions. Terms used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Terms used herein that are defined in the ABCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the ABCA, unless the context otherwise requires. The following terms shall have the following meanings:

“Arrangement” means the arrangement of the Company under section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the discretion of the Court in the Final Order with the prior written consent of the Company and the Buyer, each acting reasonably.

“Arrangement Agreement” means the Arrangement Agreement dated August 20, 2020 between the Company and the Buyer (including the schedules) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting.

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order, giving effect to the Arrangement.

“Business Day” means with respect to any action to be taken, any day, other than Saturday, Sunday or a statutory holiday in the place where such action is to be taken.

“Buyer” means High Tide Inc., a corporation incorporated under the ABCA.

“Buyer Share” means a common share in the capital of the Buyer.

“Certificate of Arrangement” means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement.

“Company” means Meta Growth Corp., a corporation incorporated under the ABCA.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices, and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.

“Company Debentures” means the outstanding debentures issued under the trust indenture dated November 23, 2018 between the Company and TSX Trust Company, as listed in Section 3.01(k) of the Company Disclosure Letter.

“Company Disclosure Letter” means the disclosure letter dated the date of the Arrangement Agreement and delivered by the Company to the Buyer.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Buyer.

“Company Options” means the outstanding options to purchase Company Shares issued pursuant to the Company Stock Option Plan, as listed in Section 3.01(k) of the Company Disclosure Letter.

“Company RSUs” means the restricted share units of the Company issued pursuant to the Company RSU Plan, as listed in Section 3.01(k) of the Company Disclosure Letter.

“Company RSU Plan” means the restricted share unit plan approved by the shareholders of the Company on January 6, 2020.

“Company Share” means a common share in the capital of the Company.

“Company Shareholders” means the registered and/or beneficial owners of the Company Shares, as the context requires.

“Company Stock Option Plan” means the Company’s stock option plan most recently approved by the Company Shareholders on February 19, 2020.

“Company Warrants” means the outstanding common share purchase warrants of the Company, entitling the holders thereof to purchase Company Shares, as further described and listed in Section 3.01(k) of the Company Disclosure Letter.

“Consideration” means 0.824 Buyer Shares for each Company Share.

“Consideration Shares” means the Buyer Shares to be issued as the Consideration pursuant to the Arrangement.

“Court” means the Court of Queen’s Bench of Alberta.

“Depositary” means such Person as the Company may appoint, with the approval of the Buyer, acting reasonably, to act as depositary for purposes of receiving deposits of certificates representing Company Shares in relation to the Arrangement.

“Dissent Rights” means the rights of a registered Company Shareholder to dissent to the Arrangement Resolution and to be paid the fair value of the Company Shares in respect of which the holder dissents, all in accordance with Section 191 of the ABCA as modified and supplemented by the Interim Order, the Final Order and Section 3.01 hereof.

“Dissenting Shareholder” means a registered Company Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Calgary Time) on the Effective Date or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court pursuant to Subsection 193(9) of the ABCA, in form and substance satisfactory to each Party, acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both of the Parties, each acting reasonably) on appeal.

“Interim Order” means the interim order of the Court pursuant to section 193(4) of the ABCA in form and substance satisfactory to each Party, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of each of the Parties, acting reasonably.

“Letter of Transmittal” means the letter of transmittal to be sent by the Company to Company Shareholders for use by Company Shareholders with respect to the Arrangement for purposes of delivering certificates representing Company Shares and other required documents to the Depositary in order to receive Consideration Shares issuable to them pursuant to the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, assignment, lien (statutory of otherwise), or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references means this plan of arrangement and any amendments or variations to such plan made in accordance with the Arrangement Agreement and this plan of arrangement or made at the direction of the Court in the Final Order with the prior written consent of both Parties, each acting reasonably.

“Tax Act” means the Income Tax Act (Canada).

Section 1.02 Interpretation Not Affected by Headings, Etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

Section 1.03 Article and Section References. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section by number or letter or both refer to the Article or Section respectively, bearing that designation in this Plan of Arrangement.

Section 1.04 Number and Gender. In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa and words importing gender shall include all genders.

Section 1.05 Date for Any Action. If the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

Section 1.06 Statutory References. Unless otherwise indicated, references in this Plan of Arrangement to any statute includes all rules and regulations made pursuant to such statute, as it or they may have been or may from time to time be amended or re-enacted.

Section 1.07 Currency. Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

ARTICLE II

ARRANGEMENT

Section 2.01 Arrangement Agreement. This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

Section 2.02 Binding Effect. The Arrangement will become effective at, and be binding at and after, the Effective Time, without any further act or formality required on the part of any Person, on:

(a)	the Company;

(b)	the Buyer;

(c)	all of the Company Shareholders (including for greater certainty, Dissenting Shareholders);

(d)	the Depositary; and

(e)	all other Persons.

Section 2.03 Arrangement. Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)	each outstanding Company Share held by Dissenting Shareholders, in respect of which Dissent Rights have been validly exercised, shall be deemed to have been transferred by the holders thereof to the Buyer free and clear of all Liens and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Company Shares and shall cease to have any rights as holders of such Company Shares, other than the right to be paid fair value for such Company Shares as set out in ARTICLE III;

(ii)	such Dissenting Shareholders’ names shall be deemed to be removed as the holders of such Company Shares from the registers of Company Shares maintained by or on behalf of the Company;

(iii)	such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Company Share; and

(iv)	the Buyer shall be deemed to be the transferee of such Company Shares, free and clear of all Liens, and shall be entered in the registers of Company Shares maintained by or on behalf of the Company;

(b)	each Company Share held by Company Shareholders (other than any Company Shares held by Dissenting Shareholders transferred to the Buyer pursuant to Section 2.03(a)) shall, as of the Effective Time, be transferred to the Buyer (free and clear of any Liens) and each such Company Shareholder shall exchange such Company Shares for Consideration Shares and shall receive 0.824 Consideration Share(s) for each Company Share previously-held by such Company Shareholder.

Section 2.04 No Fractional Consideration Shares. No fractional Consideration Shares shall be issued to any Person pursuant to this Plan of Arrangement. The number of Consideration Shares to be issued to any Person pursuant to this Plan of Arrangement (including pursuant to any exercise of Company Warrants, Company Options, Company RSUs and Company Debentures in accordance with ARTICLE IV) shall be rounded up to the next greater whole number of Consideration Shares, as applicable, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Consideration Shares if the fractional entitlement is less than 0.5.

Section 2.05 Adjustment to Consideration. If, after the date of this Agreement and prior to the Effective Time, the Buyer changes the number of Buyer Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, subdivision or similar transaction, the Consideration shall be equitably adjusted to eliminate the effects of such event on the Consideration.

Section 2.06 Security Register Entries. The Company and the Buyer shall make the appropriate entries in their respective securities registers to reflect the matters referred to in this ARTICLE II and in ARTICLE IV.

ARTICLE III

DISSENT RIGHTS

Section 3.01 Dissent Rights. Registered holders of Company Shares may exercise rights Dissent Rights in connection with the Arrangement; provided that, notwithstanding Section 191 of the ABCA, the written objection to the Arrangement Resolution contemplated by Section 191 of the ABCA must be sent to and received by the Company not later than 5:00 p.m. (Calgary Time) three Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Registered holders of Company Shares who duly exercise such rights of dissent and who:

(a)	are ultimately determined to be entitled to be paid fair value for their Company Shares, shall be entitled to be paid by the Buyer for the Company Shares in respect of which they have validly exercised Dissent Rights, and will be deemed to have irrevocably transferred such Company Shares to the Buyer (free and clear of all Liens) pursuant to Section 2.03(a); or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Company Shares by the Buyer for the Company Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a holder of Company Shares to which Error! Reference source not found. applies.

Section 3.02 Recognition of Dissent Rights. In no case shall the Company, the Buyer or any other Person, including the Depositary, be required to recognize:

(a)	a Person exercising Dissent Rights, unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised or was the registered holder of such Company Shares immediately prior to the Effective Time;

(b)	any Dissenting Shareholder as a holder of Company Shares after the Effective Time, and each Dissenting Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of the Company Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the names of each Dissenting Shareholder will be removed from the registers of holders of Company Shares at the Effective Time; or

(c)	any holders of:

(i)	Company Options;

(ii)	Company Warrants;

(iii)	Company RSUs;

(iv)	Company Debentures; and

(v)	Company Shares who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution,

as being entitled to any Dissent Rights.

In addition to any other restrictions provided for in the ABCA, Company Shareholders who vote or have instructed a proxyholder to vote its Company Shares in favour of the applicable Arrangement Resolution shall not be entitled to exercise Dissent Rights and a Company Shareholder may only exercise Dissent Rights in respect of the entirety of the Company Shares it holds.

ARTICLE IV

COMPANY WARRANTS, COMPANY OPTIONS, COMPANY DEBENTURES AND

COMPANY RSUS

Section 4.01 Company Warrants. In accordance with the terms set out in the respective warrant certificates or warrant indentures representing the Company Warrants, at and following the Effective Time, each holder of a Company Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Warrant, for the same aggregate consideration payable thereupon: the Consideration Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such Company Warrant immediately prior to the Effective Time. Each Company Warrant shall continue to be governed by and be subject to the terms of the warrant certificate or warrant indenture representing each Company Warrant.

Section 4.02 Company Options. In accordance with the terms set out in the Company Stock Option Plan, each holder of a Company Option shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Option, for the same aggregate consideration payable thereupon, the Consideration Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such Company Option immediately prior to the Effective Time. Each Company Option shall continue to be governed by and be subject to the terms of the Company Stock Option Plan.

Section 4.03 Company Debentures. In accordance with the terms set out in the respective debenture certificates or debenture indentures representing the Company Debentures, at and following the Effective Time, each holder of a Company Debenture shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Debenture, for the same aggregate consideration payable thereupon: the Consideration Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had converted such Company Debenture immediately prior to the Effective Time. Each Company Debenture shall continue to be governed by and be subject to the terms of the debenture certificate or debenture indenture representing each Company Debenture.

Section 4.04 Company RSUs. In accordance with the terms set out in the Company RSU Plan, each holder of a Company RSU shall be entitled to receive (and such holder shall accept) upon the vesting of such holder’s Company RSU, the Consideration Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such Company RSU vested immediately prior to the Effective Time. Each Company RSU shall continue to be governed by and be subject to the terms of the Company RSU Plan.

ARTICLE V

PAYMENT AND DELIVERY OF SHARE CERTIFICATES

Section 5.01 Payment and Delivery of Share Certificates.

(a)	At or before the Effective Time, the Buyer shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of Company Shareholders entitled to receive Consideration under Error! Reference source not found., certificates representing the Consideration Shares to be distributed to the Company Shareholders, which certificates shall be held by the Depository as agent and nominee for such Company Shareholders and for distribution in accordance with Subsection 5.01(b).

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Buyer shall cause the Depositary to: (i) forward or cause to be forwarded by first class mail (postage prepaid) to the applicable Company Shareholder at the address specified in the Letter of Transmittal; or (ii) if requested by the applicable Company Shareholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such Company Shareholder, as soon as practicable (in each case, less any amounts withheld pursuant to Section 5.03) the certificate(s) representing, or other evidence of, the Consideration Shares that such Company Shareholder is entitled to receive under the Arrangement.

(c)	The Buyer’s transfer agent shall register Consideration Shares in the name of each former Company Shareholder entitled thereto or as otherwise instructed in the Letter of Transmittal deposited by such former Company Shareholder and shall deliver such shares in accordance with Section 5.01(b) and the terms and conditions of the Letter of Transmittal.

(d)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(b), each certificate which immediately prior to the Effective Time represented outstanding Company Shares shall be deemed at all times to represent only the right to receive upon surrender, the Consideration as contemplated in Section 5.01(b).

(e)	No dividend or other distribution declared or made after the Effective Time with respect to Buyer Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02. Subject to applicable Laws and to Section 5.03, at the time of such compliance, any such holder entitled to receive Consideration Shares shall receive, in addition to the delivery of the certificate(s) representing, or other evidence of, the Consideration Shares, a cheque for the amount of any such dividend or distribution with a record date after the Effective Time, without interest and net of all applicable withholding and other taxes, previously paid with respect to such Consideration Shares.

Section 5.02 Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged pursuant to Error! Reference source not found. shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration, that such Person is entitled to receive pursuant to Error! Reference source not found., net of amounts required to be withheld pursuant to Section 5.03. When authorizing the delivery of such consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom the consideration is being delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to the Buyer and the Depositary in such sum as the Buyer may direct or otherwise indemnify the Buyer and the Depositary in a manner satisfactory to the Buyer and the Depositary against any claim that may be made against the Buyer or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.03 Withholding Rights. The Company, the Buyer and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable under this Plan of Arrangement, such amounts as the Company, the Buyer or the Depositary is permitted or required to deduct and withhold with respect to such payment under the Tax Act or any provision of applicable Laws and shall remit such amounts to the appropriate Governmental Entity. To the extent that the amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes as having been paid to the affected holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity. To the extent that the amount so required to be deducted or withheld from any payment to a Person exceeds the consideration otherwise payable to the Person, the Company, the Buyer and the Depositary are hereby authorized to sell or otherwise dispose of any property or amount otherwise payable to such Person to the extent necessary to provide sufficient funds to the Company, the Buyer or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, the Buyer or the Depositary shall remit to such Person any unapplied balance of the net proceeds of such sale.

Section 5.04 No Liens. Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 5.05 Paramountcy. From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all Company Shares issued prior to the Effective Time;

(b)	the rights and obligations of the registered holders of Company Shares, the Buyer, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE VI

AMENDMENTS

Section 6.01 Amendments to Plan of Arrangement

(a)	The Buyer and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time; provided that, each such amendment, modification and/or supplement must: (i) be set out in writing; (ii) be approved by the Buyer and the Company; (iii) be filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) be communicated to Company Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Buyer at any time prior to the Company Meeting (provided that the Company or the Buyer, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Buyer and the Company (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders, voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made with the consent of the Company and the Buyer without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and the Buyer, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

ARTICLE VII

FURTHER ASSURANCES

Section 7.01 Further Assurances. Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Section 7.02 Agreement Not to Implement. Subject to the terms of the Arrangement Agreement, the Company and the Buyer may agree not to implement this Plan of Arrangement, notwithstanding the approval of the resolutions authorizing the Arrangement and the receipt of the Final Order.

SCHEDULE “B”

TO THE ARTICLES OF ARRANGEMENT

 OF

META GROWTH CORP.

Plan of Arrangement

PLAN OF ARRANGEMENT UNDER SECTION 193 OF THE BUSINESS CORPORATIONS ACT

(ALBERTA)

ARTICLE I

INTERPRETATION

Section 1.01 Definitions. Terms used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Terms used herein that are defined in the ABCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the ABCA, unless the context otherwise requires. The following terms shall have the following meanings:

“Arrangement” means the arrangement of the Company under section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the discretion of the Court in the Final Order with the prior written consent of the Company and the Buyer, each acting reasonably.

“Arrangement Agreement” means the Arrangement Agreement dated August 20, 2020 between the Company and the Buyer (including the schedules) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting.

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order, giving effect to the Arrangement.

“Business Day” means with respect to any action to be taken, any day, other than Saturday, Sunday or a statutory holiday in the place where such action is to be taken.

“Buyer” means High Tide Inc., a corporation incorporated under the ABCA.

“Buyer Share” means a common share in the capital of the Buyer.

“Certificate of Arrangement” means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement.

“Company” means Meta Growth Corp., a corporation incorporated under the ABCA.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices, and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.

“Company Debentures” means the outstanding debentures issued under the trust indenture dated November 23, 2018 between the Company and TSX Trust Company, as listed in Section 3.01(k) of the Company Disclosure Letter.

“Company Disclosure Letter” means the disclosure letter dated the date of the Arrangement Agreement and delivered by the Company to the Buyer.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Buyer.

“Company Options” means the outstanding options to purchase Company Shares issued pursuant to the Company Stock Option Plan, as listed in Section 3.01(k) of the Company Disclosure Letter.

“Company RSUs” means the restricted share units of the Company issued pursuant to the Company RSU Plan, as listed in Section 3.01(k) of the Company Disclosure Letter.

“Company RSU Plan” means the restricted share unit plan approved by the shareholders of the Company on January 6, 2020.

“Company Share” means a common share in the capital of the Company.

“Company Shareholders” means the registered and/or beneficial owners of the Company Shares, as the context requires.

“Company Stock Option Plan” means the Company’s stock option plan most recently approved by the Company Shareholders on February 19, 2020.

“Company Warrants” means the outstanding common share purchase warrants of the Company, entitling the holders thereof to purchase Company Shares, as further described and listed in Section 3.01(k) of the Company Disclosure Letter.

“Consideration” means 0.824 Buyer Shares for each Company Share.

“Consideration Shares” means the Buyer Shares to be issued as the Consideration pursuant to the Arrangement.

“Court” means the Court of Queen’s Bench of Alberta.

“Depositary” means such Person as the Company may appoint, with the approval of the Buyer, acting reasonably, to act as depositary for purposes of receiving deposits of certificates representing Company Shares in relation to the Arrangement.

“Dissent Rights” means the rights of a registered Company Shareholder to dissent to the Arrangement Resolution and to be paid the fair value of the Company Shares in respect of which the holder dissents, all in accordance with Section 191 of the ABCA as modified and supplemented by the Interim Order, the Final Order and Section 3.01 hereof.

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“Dissenting Shareholder” means a registered Company Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Calgary Time) on the Effective Date or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court pursuant to Subsection 193(9) of the ABCA, in form and substance satisfactory to each Party, acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both of the Parties, each acting reasonably) on appeal.

“Interim Order” means the interim order of the Court pursuant to section 193(4) of the ABCA in form and substance satisfactory to each Party, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of each of the Parties, acting reasonably.

“Letter of Transmittal” means the letter of transmittal to be sent by the Company to Company Shareholders for use by Company Shareholders with respect to the Arrangement for purposes of delivering certificates representing Company Shares and other required documents to the Depositary in order to receive Consideration Shares issuable to them pursuant to the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, assignment, lien (statutory of otherwise), or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references means this plan of arrangement and any amendments or variations to such plan made in accordance with the Arrangement Agreement and this plan of arrangement or made at the direction of the Court in the Final Order with the prior written consent of both Parties, each acting reasonably.

“Tax Act” means the Income Tax Act (Canada).

Section 1.02 Interpretation Not Affected by Headings, Etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

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Section 1.03 Article and Section References. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section by number or letter or both refer to the Article or Section respectively, bearing that designation in this Plan of Arrangement.

Section 1.04 Number and Gender. In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa and words importing gender shall include all genders.

Section 1.05 Date for Any Action. If the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

Section 1.06 Statutory References. Unless otherwise indicated, references in this Plan of Arrangement to any statute includes all rules and regulations made pursuant to such statute, as it or they may have been or may from time to time be amended or re-enacted.

Section 1.07 Currency. Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

ARTICLE II

ARRANGEMENT

Section 2.01 Arrangement Agreement. This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

Section 2.02 Binding Effect. The Arrangement will become effective at, and be binding at and after, the Effective Time, without any further act or formality required on the part of any Person, on:

(a)	the Company;

(b)	the Buyer;

(c)	all of the Company Shareholders (including for greater certainty, Dissenting Shareholders);

(d)	the Depositary; and

(e)	all other Persons.

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Section 2.03 Arrangement. Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)	each outstanding Company Share held by Dissenting Shareholders, in respect of which Dissent Rights have been validly exercised, shall be deemed to have been transferred by the holders thereof to the Buyer free and clear of all Liens and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Company Shares and shall cease to have any rights as holders of such Company Shares, other than the right to be paid fair value for such Company Shares as set out in ARTICLE III;

(ii)	such Dissenting Shareholders’ names shall be deemed to be removed as the holders of such Company Shares from the registers of Company Shares maintained by or on behalf of the Company;

(iii)	such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Company Share; and

(iv)	the Buyer shall be deemed to be the transferee of such Company Shares, free and clear of all Liens, and shall be entered in the registers of Company Shares maintained by or on behalf of the Company;

(b)	each Company Share held by Company Shareholders (other than any Company Shares held by Dissenting Shareholders transferred to the Buyer pursuant to Section 2.03(a)) shall, as of the Effective Time, be transferred to the Buyer (free and clear of any Liens) and each such Company Shareholder shall exchange such Company Shares for Consideration Shares and shall receive 0.824 Consideration Share(s) for each Company Share previously-held by such Company Shareholder.

Section 2.04 No Fractional Consideration Shares. No fractional Consideration Shares shall be issued to any Person pursuant to this Plan of Arrangement. The number of Consideration Shares to be issued to any Person pursuant to this Plan of Arrangement (including pursuant to any exercise of Company Warrants, Company Options, Company RSUs and Company Debentures in accordance with ARTICLE IV) shall be rounded up to the next greater whole number of Consideration Shares, as applicable, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Consideration Shares if the fractional entitlement is less than 0.5.

Section 2.05 Adjustment to Consideration. If, after the date of this Agreement and prior to the Effective Time, the Buyer changes the number of Buyer Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, subdivision or similar transaction, the Consideration shall be equitably adjusted to eliminate the effects of such event on the Consideration.

Section 2.06 Security Register Entries. The Company and the Buyer shall make the appropriate entries in their respective securities registers to reflect the matters referred to in this ARTICLE II and in ARTICLE IV.

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ARTICLE III

DISSENT RIGHTS

Section 3.01 Dissent Rights. Registered holders of Company Shares may exercise rights Dissent Rights in connection with the Arrangement; provided that, notwithstanding Section 191 of the ABCA, the written objection to the Arrangement Resolution contemplated by Section 191 of the ABCA must be sent to and received by the Company not later than 5:00 p.m. (Calgary Time) three Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Registered holders of Company Shares who duly exercise such rights of dissent and who:

(a)	are ultimately determined to be entitled to be paid fair value for their Company Shares, shall be entitled to be paid by the Buyer for the Company Shares in respect of which they have validly exercised Dissent Rights, and will be deemed to have irrevocably transferred such Company Shares to the Buyer (free and clear of all Liens) pursuant to Section 2.03(a); or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Company Shares by the Buyer for the Company Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a holder of Company Shares to which Section 2.03(b) applies.

Section 3.02 Recognition of Dissent Rights. In no case shall the Company, the Buyer or any other Person, including the Depositary, be required to recognize:

(a)	a Person exercising Dissent Rights, unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised or was the registered holder of such Company Shares immediately prior to the Effective Time;

(b)	any Dissenting Shareholder as a holder of Company Shares after the Effective Time, and each Dissenting Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of the Company Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the names of each Dissenting Shareholder will be removed from the registers of holders of Company Shares at the Effective Time; or

(c)	any holders of:

(i)	Company Options;

(ii)	Company Warrants;

(iii)	Company RSUs;

(iv)	Company Debentures; and

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(v)	Company Shares who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution,

as being entitled to any Dissent Rights.

In addition to any other restrictions provided for in the ABCA, Company Shareholders who vote or have instructed a proxyholder to vote its Company Shares in favour of the applicable Arrangement Resolution shall not be entitled to exercise Dissent Rights and a Company Shareholder may only exercise Dissent Rights in respect of the entirety of the Company Shares it holds.

ARTICLE IV

COMPANY WARRANTS, COMPANY OPTIONS, COMPANY DEBENTURES AND

COMPANY RSUs

Section 4.01 Company Warrants. In accordance with the terms set out in the respective warrant certificates or warrant indentures representing the Company Warrants, at and following the Effective Time, each holder of a Company Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Warrant, for the same aggregate consideration payable thereupon: the Consideration Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such Company Warrant immediately prior to the Effective Time. Each Company Warrant shall continue to be governed by and be subject to the terms of the warrant certificate or warrant indenture representing each Company Warrant.

Section 4.02 Company Options. In accordance with the terms set out in the Company Stock Option Plan, each holder of a Company Option shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Option, for the same aggregate consideration payable thereupon, the Consideration Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such Company Option immediately prior to the Effective Time. Each Company Option shall continue to be governed by and be subject to the terms of the Company Stock Option Plan.

Section 4.03 Company Debentures. In accordance with the terms set out in the respective debenture certificates or debenture indentures representing the Company Debentures, at and following the Effective Time, each holder of a Company Debenture shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Debenture, for the same aggregate consideration payable thereupon: the Consideration Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had converted such Company Debenture immediately prior to the Effective Time. Each Company Debenture shall continue to be governed by and be subject to the terms of the debenture certificate or debenture indenture representing each Company Debenture.

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Section 4.04 Company RSUs. In accordance with the terms set out in the Company RSU Plan, each holder of a Company RSU shall be entitled to receive (and such holder shall accept) upon the vesting of such holder’s Company RSU, the Consideration Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such Company RSU vested immediately prior to the Effective Time. Each Company RSU shall continue to be governed by and be subject to the terms of the Company RSU Plan.

ARTICLE V

PAYMENT AND DELIVERY OF SHARE CERTIFICATES

Section 5.01 Payment and Delivery of Share Certificates.

(a)	At or before the Effective Time, the Buyer shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of Company Shareholders entitled to receive Consideration under Section 2.03(b), certificates representing the Consideration Shares to be distributed to the Company Shareholders, which certificates shall be held by the Depository as agent and nominee for such Company Shareholders and for distribution in accordance with Subsection 5.01(b).

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Buyer shall cause the Depositary to: (i) forward or cause to be forwarded by first class mail (postage prepaid) to the applicable Company Shareholder at the address specified in the Letter of Transmittal; or (ii) if requested by the applicable Company Shareholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such Company Shareholder, as soon as practicable (in each case, less any amounts withheld pursuant to Section 5.03) the certificate(s) representing, or other evidence of, the Consideration Shares that such Company Shareholder is entitled to receive under the Arrangement.

(c)	The Buyer’s transfer agent shall register Consideration Shares in the name of each former Company Shareholder entitled thereto or as otherwise instructed in the Letter of Transmittal deposited by such former Company Shareholder and shall deliver such shares in accordance with Section 5.01(b) and the terms and conditions of the Letter of Transmittal.

(d)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(b), each certificate which immediately prior to the Effective Time represented outstanding Company Shares shall be deemed at all times to represent only the right to receive upon surrender, the Consideration as contemplated in Section 5.01(b).

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(e)	No dividend or other distribution declared or made after the Effective Time with respect to Buyer Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02. Subject to applicable Laws and to Section 5.03, at the time of such compliance, any such holder entitled to receive Consideration Shares shall receive, in addition to the delivery of the certificate(s) representing, or other evidence of, the Consideration Shares, a cheque for the amount of any such dividend or distribution with a record date after the Effective Time, without interest and net of all applicable withholding and other taxes, previously paid with respect to such Consideration Shares.

Section 5.02 Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged pursuant to Section 2.03(b) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration, that such Person is entitled to receive pursuant to Section 2.03(b), net of amounts required to be withheld pursuant to Section 5.03. When authorizing the delivery of such consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom the consideration is being delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to the Buyer and the Depositary in such sum as the Buyer may direct or otherwise indemnify the Buyer and the Depositary in a manner satisfactory to the Buyer and the Depositary against any claim that may be made against the Buyer or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.03 Withholding Rights. The Company, the Buyer and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable under this Plan of Arrangement, such amounts as the Company, the Buyer or the Depositary is permitted or required to deduct and withhold with respect to such payment under the Tax Act or any provision of applicable Laws and shall remit such amounts to the appropriate Governmental Entity. To the extent that the amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes as having been paid to the affected holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity. To the extent that the amount so required to be deducted or withheld from any payment to a Person exceeds the consideration otherwise payable to the Person, the Company, the Buyer and the Depositary are hereby authorized to sell or otherwise dispose of any property or amount otherwise payable to such Person to the extent necessary to provide sufficient funds to the Company, the Buyer or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, the Buyer or the Depositary shall remit to such Person any unapplied balance of the net proceeds of such sale.

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Section 5.04 No Liens. Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 5.05 Paramountcy. From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all Company Shares issued prior to the Effective Time;

(b)	the rights and obligations of the registered holders of Company Shares, the Buyer, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE VI

AMENDMENTS

Section 6.01 Amendments to Plan of Arrangement

(a)	The Buyer and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time; provided that, each such amendment, modification and/or supplement must: (i) be set out in writing; (ii) be approved by the Buyer and the Company; (iii) be filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) be communicated to Company Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Buyer at any time prior to the Company Meeting (provided that the Company or the Buyer, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Buyer and the Company (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders, voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made with the consent of the Company and the Buyer without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and the Buyer, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

ARTICLE VII

FURTHER ASSURANCES

Section 7.01 Further Assurances. Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Section 7.02 Agreement Not to Implement. Subject to the terms of the Arrangement Agreement, the Company and the Buyer may agree not to implement this Plan of Arrangement, notwithstanding the approval of the resolutions authorizing the Arrangement and the receipt of the Final Order.

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